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                               July 17, 2020

       Kevin Jones
       Chief Executive Officer
       Rackspace Technology, Inc.
       1 Fanatical Place
       City of Windcrest
       San Antonio, TX 78218

                                                        Re: Rackspace
Technology, Inc.
                                                            Registration
Statement on Form S-1
                                                            Submitted July 10,
2020
                                                            CIK No. 0001810019

       Dear Mr. Jones:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       Risk Factors
       Our certificate of incorporation will provide that the Court of Chancery of the State of Delaware will be the sole and exclusive forum..., page 50

   1. We note that your certificate of incorporation includes an exclusive federal forum provision for actions
arising under the Securities Act. Section 22 of the Securities Act creates concurrent
jurisdiction for federal and state courts over all suits brought to enforce any duty or liability
created by the Securities Act or the rules and regulations thereunder.
                                                        Therefore, please
discuss the uncertainty as to enforceability of this provision and disclose that investors cannot
waive compliance with the federal securities laws and the rules and regulations thereunder.
 Kevin Jones
FirstName
Rackspace LastNameKevin
           Technology, Inc.Jones
Comapany
July       NameRackspace Technology, Inc.
     17, 2020
July 17,
Page  2 2020 Page 2
FirstName LastName
Capitalization, page 60

2. We note that you intend to use proceeds from this offering to repay debt. Please revise to include pro forma earnings per share information, if material, giving effect only to the number of shares issued in this offering whose proceeds will be used to repay a portion of your outstanding debt. Also, ensure that the footnotes to your pro forma disclosures clearly support your calculations of both the numerator and denominator used in your pro forma calculations. We refer you to SAB Topic 3.A by analogy and Rule 11-01(a)(8) and
         Rule 11-02(b)(7) of Regulation S-X.
Key Operating Metrics, page 72

3. Please revise to disclose the percentage of your Bookings derived from new customers for each period presented in the key operating metrics table.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures, page 91

4. Please explain why you are adjusting your non-GAAP measures of pro forma diluted earnings per share and pro forma adjusted earnings per share for the shares of common stock that will be sold in this offering or revise to remove such adjustment.
Notes to Consolidated Financial Statements
Nature of Operations and Basis of Presentation
Events Subsequent to Original Issuance of Financial Statements (unaudited), page F-19

5. You state that upon effectiveness of this offering, your Revolving Credit Facility will be revised to include a financial maintenance covenant. We further note you intend to enter into a amended First Lien Credit Agreement upon effectiveness. Tell us your consideration to include a discussion of these events in the subsequent event footnote.
         Refer to ASC 855-10-50-2.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Kevin Jones
Rackspace Technology, Inc.
July 17, 2020
Page 3

        You may contact Eiko Yaoita Pyles, Staff Accountant, at (202) 551-3587 or Christine
Dietz, Senior Staff Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Staff Attorney, at (202)
551-3447 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.



                                                             Sincerely,
FirstName LastNameKevin Jones
                                                             Division of
Corporation Finance
Comapany NameRackspace Technology, Inc.
                                                             Office of
Technology
July 17, 2020 Page 3
cc:       Brian M. Janson, Esq.
FirstName LastName